Bridgetech Holdings International, Inc.

Bridgetech Holdings International, Inc.
2705 Garnet Avenue, Suite 2A
San Diego, California 92109
 (858) 847-9090
Email: sdlandow@gmail.com

April 21, 2015
United States Securities and Exchange Commission
Washington, DC 205494

 Re:         Bridgetech Holdings International, Inc.
Preliminary Information Statement on Form 14C
Filed February 26, 2015: Amended and Filed April 8, 2015
File No. 000-51697

Gentlemen:
We have received your oral comments and will amend the Definitive Information Statement on Form 14C to include the following on Page 1:

PURPOSE AND MATERIAL EFFECTS OF THE REVERSE STOCK SPLIT

The principal effect of the Reverse Stock Split will be that the number of shares of Common Stock issued and outstanding will be reduced from 97,937,044 shares of Common Stock as of the date of the written consent (February 22, 2015) and as of the date of this Information Statement to approximately 195,875 shares of Common Stock, $0.001 par value (depending on the number of fractional shares that are issued and number of shares issued to round up to 100 shares) and the number of Series A 8% Cumulative Convertible Preferred Stock will be reduced from 100,000 shares of  Series A 8% Cumulative Convertible Preferred Stock as of the date of the written consent (February 22, 2015) and as of the date of this Information Statement to 200 shares of Series A 8% Cumulative Convertible Preferred Stock, $0.002 par value.

The number of authorized, issued and outstanding, and available shares of common and preferred shares are disclosed in the tables below:

	Authorized Shares of Common Stock	Number of Issued and Outstanding Shares of Common Stock	Number of Shares of Common Stock Available in Treasury for Issuance
Pre-Reverse Stock Split (as of April 21, 2015)	100,000,000 shares of Common Stock	97,937,044 shares of Common Stock	2,062,956 shares of Common Stock
Post-Reverse Stock Split	100,000,000 shares of Common Stock	195,875(1) shares of Common Stock	99,804,125(1) shares of Common Stock
(1)	Depending on the number of fractional shares that are issued and number of shares issued to round up to 100 shares.

2705 GARNET AVE. • SUITE 2A • SAN DIEGO • CA 92109 TEL: (858) 847.9090

	Authorized Shares of Preferred Stock	Number of Issued and Outstanding Shares of Preferred Stock	Number of Shares of Preferred Stock Available in Treasury for Issuance
Pre-Reverse Stock Split (as of April 21, 2015)	10,000,000 shares of Preferred Stock	100,000 shares of Series A 8% Cumulative Convertible Preferred Stock	9,900,000 shares of Preferred Stock
Post-Reverse Stock Split	10,000,000 shares of Preferred Stock	200 shares of Series A 8% Cumulative Convertible Preferred Stock	9,999,800 shares of Preferred Stock

Two Million (post-split) (2,000,000) shares of our common stock (to be reflected on an amended Merger Agreement to be filed upon closing) will be issued in exchange for all the shares of common stock of John Keeler & Co., Inc. Apart from this issuance, there are no plans, arrangements, understandings, etc. for the newly authorized but unissued shares that will become available following our 1-for-500 reverse stock split.

TEL: (858) 847.9090

The Company hereby acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me by e-mail: sdlandow@gmail.com

Sincerely,
/s/ Scott Landow
Scott Landow
Chief Executive Officer

TEL: (858) 847.9090